SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Subject Company (Issuer))

                             TRANS-LUX CORPORATION
              ____________________________________________________
                       (Name of Filing Person (Offeror))

                 7 1/2% Convertible Subordinated Notes due 2006
              ____________________________________________________
                         (Title of Class of Securities)

                                  893247 AD 8
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                              110 Richards Avenue
                             Norwalk CT  06856-5090
                                 (203) 853-4321
              ____________________________________________________
          (Name, address and telephone number of person authorized to
       Receive Notices and communications on behalf of the filing person)

                                    Copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                           New York, New York  10022
                                 (212) 371-5400

                           Calculation of filing fee

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TRANSACTION VALUATION                 $15,000,000
AMOUNT OF FILING FEE                  $     1,900.50*
                     -----------------               -----------------------

    *Estimated for purposes of calculating the amount of the filing fee only and previously paid. The amount assumes the exchange of $15,000,000 principal amount of Trans-Lux Corporation ("Trans-Lux") 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for $15,000,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The amount is based upon the maximum principal amount of Trans-Lux New Notes to be issued in exchange.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount previously paid: ---------------
          Filing party: ------------------------------
          Form or registration No.: ---------------
          Date filed: --------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: [ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[X] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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    Trans-Lux Corporation ("Trans-Lux") hereby amends Schedule TO and Schedule
13E-3 previously filed with respect to the offer by Trans-Lux, a Delaware corporation, to exchange (the "Exchange Offer") up to $15,000,000 principal amount of Trans-Lux 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "New Notes") for currently outstanding $15,000,000 principal amount of Trans-Lux 7 1/2% Convertible Subordinated Notes due 2006 (the "Old Notes"), at the exchange rate of $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered. Subject to the terms and conditions of the Exchange Offer, Trans-Lux will issue up to $15,000,000 principal amount of New Notes in exchange for up to $15,000,000 principal amount of the Old Notes to the extent such Old Notes are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. Trans-Lux reserves the right to extend or terminate the Exchange Offer, if the conditions set forth in the section of the Offering Circular (as defined below) entitled "The Exchange Offer-Conditions of the Exchange Offer" are not satisfied, and to otherwise amend the Exchange Offer in any respect. The Exchange Offer is open to all holders of Old Notes, and is subject to the terms and conditions set forth in the Offering Circular, dated February 23, 2004, (the "Offering Circular") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). Subject to applicable securities laws and the terms set forth in the Offering Circular, Trans-Lux reserves the right to waive any and all conditions to the Exchange Offer. The Offering Circular and the Letter of Transmittal were attached to Schedules TO and 13E-3 as originally filed as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. This amendment to joint Schedule TO and Schedule 13E-3 is intended to satisfy the requirements of Rules 13E-3 and 13e-4 under the Securities Exchange Act of 1934, as amended.

    Trans-Lux has extended the period of time for which the Exchange Offer is open to 5:00 P.M. New York City time on April 14, 2004. The Exchange Offer was originally scheduled to expire on March 31, 2004 at 5:00 P.M. New York City time.

    All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below. This Schedule TO is combined with Schedule 13E-3 since the transaction might be deemed a "going private" transaction. Where items under Schedule 13E-3 are not part of Schedule TO, they are listed at the end of this Schedule. Where the same item is covered by both schedules, the Schedule 13E-3 reference is below the Schedule TO reference. Items 1-6 are numbered the same in both schedules.

    This amendment amends Items 1, 4, and 6 of Schedule TO and Items 1, 4 and 6 of Schedule 13E- 3. The text of a press release dated March 31, 2004 by Trans-Lux announcing the extension of the Exchange Offer is filed as Exhibit
(a)(5)(C) herewith and is incorporated by reference.


ITEM 12.  EXHIBITS.
(Item 16 Schedule 13E-3)


         (a)(5)(C) Press Release dated March 31, 2004 filed herewith.



                                                     SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     By:  /s/ ANGELA D. TOPPI
                                                     --------------------------
                                                     Angela D. Toppi
                                                     Executive Vice President
Date:  March 31, 2004                                and Secretary